UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT Logistics three times awarded in Brazil, 9 March 2006

TNT N.V. - Buyback of ordinary shares, 10 March 2006

9 March 2006

TNT Logistics three times awarded in Brazil

TNT Logistics, a leading global logistics company, has won three major Brazilian awards. For the 5th year running, TNT Logistics received the AutoData Award, which elects the outstanding companies of the automotive segment. Once more, the company was recognised in the Logistics category, with the case of Fiat warehouse transfer, without losses for the operation. Also, for the fourth consecutive year, TNT Logistics was the great winner of the Logistics Volvo Award, an event that points out the best logistics services providers operating in Brazil, as appointed by the users and professional people of said market. And finally TNT Logistics Brazil received an award from Associação Brasileira de Movimentação e Logística - ABML - in the category "Information Technology applied to Logistics".

"The winning of these three awards is the result of the work developed by our team and the importance given to the innovation and technology in the TNT Logistics strategy, assuring the best solutions to our customers", said Giuseppe Chiellino, TNT Logistics South America Managing Director.

About the awards

AutoData Award

AutoData is a publication specialised in the automotive segment. The award is divided into 16 categories. In the first phase, the Autodata editorial staff selects the four best cases published during the last 12 months in each category, considering those operations that have most contributed for the development of the automotive sector in Brazil during said period. Based upon the indications, the winners are selected by the readers of the magazine.

Case Fiat

TNT Logistics has developed, jointly with Fiat, the transfer of the car manufacturer whole spare parts stock, from the old distribution centre, located 10 km from its plant, to a new warehouse in Betim in Brazil. During the process, the spare parts supply to the distributors was not affected. The new distribution centre was totally designed to comply with the needs of the client, and is now managed by Click, TNT Logistics' WMS, which is already used in Fiat warehouses in other countries.

Logistics Volvo Award

The Logistics Volvo Award is an initiative of Volvo do Brasil, Tecnologística magazine and of the Logistics Studies Center (CEL) of the Coppead, advanced learning and study area in business management of Universidade Federal do Rio de Janeiro - UFRJ, and the most important logistics research centre in Brazil.

Information Technology award

The Award for "Information technology applied to Logistics" has been awarded for the Transportation Information System project (SIT), a sophisticated call centre structure responsible for providing information to all logistics chain players, from the transporting company to the client's client. It manages all information of the transport operations held by TNT Logistics, from the dispatching to the delivery at the final destination. Besides, it is responsible for the administration of physical delivery vouchers. All stages are monitored in details, through technologies such as satellite, mobile phones and EDI systems.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

10 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 9, 2006, it purchased 305,000 TNT N.V. ordinary shares at an average price of euro 27.3894 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 10 March 2006